                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-12690

CUSIP NUMBER:   911024 10 7

(Check One) |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|
Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2004
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

United Mobile Homes, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

Juniper Business Plaza, 3499 Route 9 North, Suite 3-C
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Address of Principal Executive Office (Street and Number)

Freehold, New Jersey 07728
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report on Form 10-K of United Mobile Homes, Inc. (the "Company")
for the period ended December 31, 2004 could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense in light of the circumstances described below.

     Following a review of its accounting treatment of various interest rate swaps, the Company, in consultation with its external auditors, KPMG LLP, has determined that it is necessary to restate its previously issued financial statements for periods ending on or prior to September 30, 2004. In an ongoing review of its accounting policies, the Company determined that the accounting for certain of its interest rate swaps did not comply with generally accepted accounting principles in the U.S. (GAAP). Although management believes the substance of the interest rate swaps achieved the original objectives of converting certain variable rate debt to effectively fixed rate obligations, certain technical documentation requirements for hedge accounting under
Financial Accounting Standards Board (FAS) Statement No. 133 "Accounting for
Derivative Instruments and Hedging Activities" and related interpretations were not met.

     Historically, the Company treated these interest rate swaps as embedded derivatives and did not separately recognize the fair value of these derivatives as an asset/liability in the Company's consolidated financial statements. The
Company disclosed these borrowings as fixed rate obligations. Since these transactions do not qualify for hedge accounting under FAS Statement No. 133, the Company must record the fair value of the derivatives as an asset/liability and the changes in fair value as an income/expense in the period that such changes occurred. KPMB LLP is in the process of completing their 2004 audit of the Company's consolidated financial statements. Management estimates that these non-cash adjustments have the effect of decreasing net income by approximately
$531,000 for the year ended December 31, 2002 and increasing net income by approximately $390,000 for the year ended December 31, 2003. The impact of this accounting change for the nine months ended September 30, 2004 is to increase net income by approximately $249,000. There is no effect on historical or future net cash flows provided by operating activities.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Eugene W. Landy                                  (732) 577-9997
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(Name)                                    (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X|Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_|Yes |X|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            United Mobile Homes, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2005           By:    /s/ Anna T. Chew
                                  ----------------------------------------------
                               Name:  Anna T. Chew
                               Title: Vice President and Chief Financial Officer

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